UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Marine Jet Technology Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   568273 10 6
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                                 (CUSIP Number)


                        Keating Reverse Merger Fund, LLC
                          5251 DTC Parkway, Suite 1090
                           Greenwood Village, CO 80111
                                 (720) 889-0131


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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 29, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 7)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 568273 10 6            13D                    Page 2 of 7 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Keating Reverse Merger Fund, LLC / 02-665412
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     WC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     Delaware
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               7.       Sole Voting Power
 Number of
   Shares
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             20,306,500
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  9. Sole Dispositive Power

     20,306,500
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 10. Shared Dispositive Power


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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     20,306,500
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     2.7%
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14. Type of Reporting Person (See Instructions)

    OO-Limited Liability Company
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

(a) Title of Class:                    Common Stock
(b) Name and Address of Issuer:        Marine Jet Technology Corp.
                                       5804 E. Slauson Avenue
                                       Commerce, California 90040
(c) Trading Symbol: MJET


Item 2.  Identity and Background.

(a) Name:                              Keating Reverse Merger Fund, LLC
(b) Business Address:                  5251 DTC Parkway, Suite 1090
                                       Greenwood Village, CO 80111
(c) Occupation:                        Institutional Investor
(d) Conviction:                        N/A
(e) Civil Proceedings:                 N/A
(f) State of Incorporation:            Delaware


Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Entity, on February 9, 2005 acquired 15,306,500 shares of the Issuer's Common Stock from a certain third party in exchange for a purchase price of $440,000. On February 17, 2005, the Reporting Entity acquired 5,000,000 shares of the Issuer's Common Stock from the Issuer for a purchase price of $50,000. The funds used for both of these purchases have been provided from the Reporting Entity's working capital.

      This Amendment relates to the closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated April 14, 2005 ("Exchange Agreement"), by and among the Issuer, Antik Denim, LLC, Paul Guez ("Guez"), certain other members of Antik Denim, LLC, and the Reporting Entity, which occurred on April 29, 2005. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of Antik Denim, LLC (the "Interests") from Guez and the other Antik Denim members, and Guez and the other Antik members contributed all of their Interests to the Company. In exchange, the Company issued to Guez and the other Antik members 843,027 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company ("Preferred Shares"), which are convertible into 708,984,876 shares of the Company's common stock. As a result of the Closing, the Reporting Entity holds 2.7% of the total combined voting power of all classes of the Issuer's capital stock.

      The beneficial ownership of the Issuer's common stock reported in this Amendment No. 2 to Schedule 13D by the Reporting Entity is based on such entity's ownership of the Issuer's common stock, prior to any proposed reverse split, and assumes a total of 740,067,719 shares of the Issuer's common stock outstanding as of April 29, 2005, on a pre-reverse split and an as-converted-to-common-stock basis.

      Effective as of the Closing, the Reporting Entity, Guez and the other members of Antik Denim, LLC, agreed to vote their shares of the Issuer's common stock (voting together on an as-converted-to-common-stock basis) to (i) elect Kevin Keating or such other person designated by the Reporting Entity from time to time (the "KRM Designate") to the Issuer's board for a period of one year following the Closing, (ii) elect such other persons that may be designated by

Guez from time to time to fill any vacant position on the board of directors (other than the KRM Designate), and (iii) approve a 1 for 29 reverse stock split, an increase in the Issuer's authorized common stock from 45,000,000 to 75,000,000, a corporate name change, and a stock incentive plan (clause (iii) is referred to herein as the "Actions").

      In the event that the Reporting Entity fails to vote its shares to approve each of the Actions, it has granted to Guez a proxy to vote its shares to approve such Actions. Accordingly, Guez holds shared voting power over the shares held by the Reporting Entity (20,306,500 shares). The Reporting Entity hereby disclaims any shared voting power with respect to any matters other than the Actions.

      The Voting Agreement dated April 29, 2005, by and among the Reporting Entity, Guez and the other members of Antik Denim, LLC, is attached hereto as
Exhibit 1, and incorporated herein by reference.

Item 4. Purpose of Transaction.

      Reference is made to the disclosure set forth under Item 3 of this Amendment No. 2 to Schedule 13D, which disclosure is incorporated herein by reference.

      The Reporting Entity made its prior purchases of the Issuer's common stock for investment purposes. The Reporting Entity disclaims any membership in a group relating to the Issuer except with respect to the Actions described above to which the Reporting Entity has agreed to vote.

      The Reporting Entity anticipates taking action to approve (i) the 1 for 29 reverse stock split, (ii) an increase in the Issuer's authorized common stock from 45,000,000 to 75,000,000, (iii) a corporate name change, and (iv) a stock incentive plan.

      Other than as described in this Amendment No. 2 to Schedule 13D, the Reporting Entity is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

      Reference is made to the disclosure set forth under Items 3 and 4 of this
Schedule 13D, which disclosure is incorporated herein by reference.

      As of April 29, 2005, the Reporting Entity beneficially owned 20,306,500 shares of the Issuer's common stock prior to any proposed reverse split (the "KRM Shares"). Assuming a total of 740,067,719 shares of the Issuer's common stock outstanding as of April 29, 2005, on a pre-reverse split and as-converted basis, the KRM Shares constitute approximately 2.7% of the shares of the Issuer's common stock issued and outstanding.

      The Reporting Entity has the sole power to dispose of the KRM Shares. The Reporting Entity shares, with Guez, the power to vote the KRM Shares with respect to the Actions.

      Transactions by the Reporting Entity in the Issuer's common stock effected in the past 60 days are described in Item 3 above.

      As a result of the Closing, on April 29, 2005, the Reporting Entity ceased to be the beneficial owner of more than five percent of the Issuer's common stock issued and outstanding on an as converted and pre-reverse split basis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

      The Voting Agreement dated April 29, 2005, by and among the Reporting Entity, Guez and the other members of Antik Denim, LLC, is attached hereto as
Exhibit 1, and incorporated herein by reference.

      For a period of one year following the Closing, the Reporting Entity holds the right to appoint one member of the Board of Directors of the Issuer ("KRM Designate") and has agreed to vote its shares to elect such other persons that may be designated by Guez from time to time to fill any vacant position on the board of directors (other than the KRM Designate).

Item 7. Material to be Filed as Exhibits.

Exhibit No.

         1 Voting Agreement dated as of April 29, 2005, by and among the Reporting Entity, Guez and the other members of Antik Denim, LLC.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Entity, and that the information set forth in this
Schedule 13D is true, complete and correct.


Dated: May 3, 2005                                   /s/ Timothy J. Keating
                                                     ---------------------------
                                                     Timothy J. Keating
                                                     Manager

                                  EXHIBIT INDEX

Exhibit No.

         1 Voting Agreement dated as of April 29, 2005, by and among the Reporting Entity, Guez and the other members of Antik Denim, LLC.